Diginex Limited

Smart-Space Fintech 2, Room 3

Unit 401-404 Core C, Cyberport, Telegraph Bay

Hong Kong

October 21, 2024

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Matthew Crispino
Jan Woo

Re:	Diginex Ltd
Registration Statement on Form F-1
Submitted October 4, 2024
File No. 333-282027

Dear Mr. Crispino and Ms. Woo:

Diginex Limited (the “Company”), is hereby responding to the letter, dated October 16, 2024 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, regarding the Company’s Amendment No. 1 to Registration Statement on Form F-1 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting Amendment No. 2 to the Registration Statement on Form F-1 (the “Amended Registration Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in italics and followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement. The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comments as well as other updates.

Amendment No. 1 to Form F-1 filed October 4, 2024

Corporate History, page 32

1. In light of the significance of the Exchange and the Ancillary Transactions, please provide pro forma financial information prepared in accordance with Article 11 of Regulation S-X.

Response: The Company notes the Staff’s comment and has addressed the Staff’s comment on page 34 of the Amended Registration Statement.

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

October 21, 2024

Capitalization and Indebtedness, page 36

We note your response to prior comment 4. Given the significant impact of the Ancillary Transactions and other associated transactions, please revise to enhance transparency to investors by providing footnotes or similar disclosures that quantify and describe the specific items that you are giving effect to within the pro forma and adjusted pro-forma columns. Please note that the pro forma financial information presented in the Capitalization table should be consistent with your pro forma financial statements prepared in accordance with Article 11 of Regulation S-X.

Response: The Company notes the Staff’s comment and has addressed the Staff’s comment on page 36 of the Amended Registration Statement.

Refer to Rule 11-02(12)(ii) of Regulation S-X.

Financial Statements

27. Subsequent Events, page F-42

3. We note your responses to comments 6 and 7. Please provide us with a description of the valuation methods and key assumptions used in determining the value of the warrants and ordinary shares issued in connection with your $8 million capital raise with Rhino Venture. Please also provide us with a description of the valuation methods and key assumptions used to determine the fair value of all employee share options issued during 2024. To the extent that there are differences between the valuation of these stock issuances and the anticipated IPO price, please ensure that your response clearly describes the underlying factors impacting those changes in fair value.

Response: The Company notes the Staff’s comment and has addressed the Staff’s comments below.

For determining the value of ordinary shares in connection with the $8 million capital raise with Rhino Ventures the equity allocation model was adopted, which was referenced to guidelines outlined in “Practice Aid – Valuation of Privately Held Company Equity Securities Issued as Compensation” issued by the American Institute of Certified Public Accountants (the “AICPA”) in 2013, with the assistance of an independent third-party valuation expert. The fair value of the total equity interest is differentiated among the different classes of shareholders (preferred and ordinary) based on the different economic and control rights associated.

Key assumptions are as follows:

Valuation Date	28 May 2024
100% Equity Value of the Company	USD 64 million
Expected volatility	42.8%
Risk-free interest rate	5.0%
Probability of Liquidation Scenario	25%
Probability of Redemption Scenario	25%
Probability of IPO Scenario	50%
Lack of control discount	20%
Lack of marketability discount	5%

Given there is no material changes for the operation and financial status of the Company between 31 March 2024 and 28 May 2024 that will significantly impact the Company’s value, the 100% equity value of the Company as of 31 March 2024, which is derived by the discount cash flow approach, is adopted as a proxy for the equity value as of 28 May 2024. Based on the Equity Allocation Model with the abovementioned inputs, the fair value per ordinary share is derived at USD 2,252 (equivalent to $2.75 post Restructuring after taking into account the share exchange between Diginex Solution (HK) Limited and Diginex Limited at a ratio of 410:1 and subsequently the share subdivision at a ratio of 2:1) as of 28 May 2024. The fair value of the ordinary share as of 28 May 2024 is then subsequently adopted as an input in the Binomial Option Pricing Model to derive the fair value of the warrants.

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

October 21, 2024

For determining the value of the warrants issued as part of the $8 million capital raise with Rhino Ventures the Binomial Option-Pricing Model is adopted, which is formalized in K. Tsiveriotis and C. Fernandes, “Valuing Convertible Bonds with Credit Risk” Journal of Fixed Income, 8, no. 2 (Sep 1998), 95-102, with reference to John Hull, “Options, Futures and Other Call Options” (5th edition). It breaks down the time maturity of the warrants into discrete periods with a price movement for each step and considers the discounting factor to arrive at a present value.

Key assumptions used to determine the value of the warrants as follows:

Valuation Date	28 May 2024
Fair value per ordinary share	USD 2,252
Expected life in years	3.0
Expected volatility	41.3%
Risk-free interest rate	4.8%
Expected dividend yield	0%

Note: the fair value of per ordinary share of USD2,252 was pre the Restructuring and post restructuring equates to $2.75.

Based on the Binomial Option Pricing Model with the abovementioned inputs, the fair value per warrant is USD 654 as of 28 May 2024. With the issuance of 10,172 warrants, the total fair value of warrants is USD 6.7million as of 28 May 2024.

In determining the value of the employee share options, the Binomial Option-Pricing Model was adopted, which was proposed by John Hull and Alan White, in their September 2002 paper “HOW TO VALUE EMPLOYEE STOCK OPTIONS”. It breaks down the time maturity of the employee share options into discrete periods with a price movement for each step and considers the discounting factor to arrive at a present value.

Key assumptions used to determine the fair value of the employee share options are as follows:

Grant Date	31 July 2024
Weighted-average Fair value per ordinary share	USD 2.10
Average Expected life in years	3.5
Weighted-average Expected volatility	40.8%
Weighted-average Risk-free interest rate	4.0%
Expected dividend yield	0%

The reported fair value of the shares issued in return for the $8 million investment and the issued employee shares options differs from the anticipated IPO price due to the points noted below:

Employee Share Options:

●	Value date July 31, 2024 with a fair value of $2.10 compared to anticipated IPO price of $4-$6.
●	Valuation was carried out by a team of independent valuation experts at grant date.
●	Issued with an exercise price of $0.00005 and issued to individuals to attract talent, recognize service and performance.
●	Should an individual leave during the vesting period such employee share options are cancelled.
●	It is important to note that the anticipated list price of $4-$6 relates to shares acquired upon IPO that carry no restrictions. The issued employee share options are not comparable instruments as they have a 36-month vesting period and hence will not be freely tradable until the conclusion of the vesting period, if they are exercised. Given the 36-month gap in the tradability of the underlying ordinary shares it is expected that such employee share options would be valued at a discount to the anticipated IPO price.

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

October 21, 2024

●	As well as the vesting period, the restricted employee share options are also exposed to operational, liquidity and other business risks over a 36 month period which could impact on the value of the underlying shares. Given the lack of trading restrictions on shares issued upon IPO these risks are mitigated for such shares whilst the employee share options remain exposed for a materially extended period of time. This again is a factor in the employee share option price being lower than the anticipated IPO price.
●	Whilst the board has the ability to accelerate vesting of employee share options this has not been factored into the fair value calculation as there is no precedent of this happening in the past.
●	Even though the company is in the IPO process, the value of private shares is generally valued less than the same shares when publicly traded due to lack of liquidity and marketability when a private stock. In July 2024, the company was still in the confidential filing stage, so some way from IPO certainty.

Shares issued following $8 million capital raise:

●	Valuation with effective date of May 28, 2024 at a share price of $2.75 included in model to value the warrants issued as part of the raise
●	Valuation was carried out by a team of independent valuation experts upon completion of the investment.
●	Valuation of the warrants determines the residual allocation of the $8m invested after the par value of the shares issued has been recognized. The residual allocation is between share premium and warrant reserves with no impact on the profit or loss statement
●	The shares issued however, will be subject to a 12 month lock up upon IPO and therefore has similar features to the issued employee share options in terms of restrictions and risks and hence is valued at a discount, albeit not as large a discount as the employee share options.

Other factors impacting the share price to the anticipated IPO price:

●	In addition to the above rationale, the pre IPO financial stability and ability to unlock the additional value of the company should be taken into consideration when considering the difference between the fair value of pre IPO share/employee share options and the anticipated IPO price. Currently, and at the time of the shares/employee share option issuance in question, the company has ongoing liquidity issues as highlighted in the emphasis of matter regarding going concern in the audited financial statements and this was also reflected in valuation of $25m for the previous capital raise ($8 million raise). Only upon IPO and the deployment of expected proceeds will the company be able to achieve its potential and anticipated valuation. The company completed the $25m valuation raise in May and at that time the company had only just filed a second amendment to its DRS and in July, when the employee share options was issued, the company still had outstanding questions with the SEC with a need to prepare audited financial statements post the Restructuring. This highlights that at both points there was significant uncertainty on the completion and timing of the IPO and the ability to raise associated funds and unlock the company value and on this basis the valuation of the shares/employee share options and justifiably lower than the anticipated IPO price.

●	Currently the company has issued redeemable preferred shares and convertible loan notes which on liquidation of the company take priority over ordinary shares. Upon effectiveness of the registration statement the preferred shares and convertible loan notes automatically convert into ordinary shares. This structural difference between the pre and post IPO capital structure of the company further demonstrates why the company’s ordinary shares are valued lower pre IPO than post IPO with all shareholders being equal, as holders of ordinary shares, post IPO. This reference should be taken into consideration along with the above points and most notably the uncertainty and timing to complete the IPO and going concern issues at both issuance dates.

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

October 21, 2024

Please call Andrei Sirabionian at (212) 407-4089 or James Prestiano of Loeb & Loeb LLP at (212) 407-4831 if you have any questions or if would like additional information with respect to any of the foregoing.

Very truly yours,

/s/ Mark Blick
Name:	Mark Blick
Title:	Chief Executive Officer